Exhibit 99.1

BRBI BR Partners S.A. Condensed parent company and consolidated interim financial information Three- and six-month periods ended June 30, 2026

i

BRBI BR Partners S.A.

Comments on performance

Dear Shareholders,

We hereby submit for your consideration the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the second quarter ended June 30, 2026.

We highlight the following facts in the second quarter of 2026:

Economic context

The second quarter of 2026 was dominated by the escalation and subsequent easing of the conflict in the Middle East, which became the main driver of volatility in global markets. The confrontation between the United States and Iran escalated between April and June, causing Brent crude oil to exceed US$ 115 per barrel during moments of heightened tension, before retreating to the US$ 70-90 range after the signing of a memorandum of understanding between the parties at the end of June. The energy shock reignited inflationary pressures around the world, leading central banks to adopt more cautious stances. In the United States, the change in leadership at the Federal Reserve – with Jerome Powell’s departure and Kevin Warsh’s arrival – initially brought a tougher tone, although the authority kept interest rates unchanged throughout the entire quarter. In Europe, the European Central Bank broke with its cautious stance and raised interest rates in June for the first time since 2023, due to accelerating inflation. China continued to face structural challenges, with GDP slowing down in the second quarter. In the markets, volatility remained high, with the Brazilian real standing out positively among emerging peers, benefiting from Brazil’s position as a net oil exporter.

In Brazil, the second quarter was marked by a combination of resilient economic activity and a worsening inflationary outlook, overshadowing some of the initial optimism surrounding the monetary easing cycle. The GDP for the first quarter surprised positively, growing 1.1% quarter-over-quarter, and activity remained reasonably solid throughout the period, although with signs of gradual moderation in consumption and services starting in May. The Monetary Policy Committee (Copom) continued the cycle of Selic rate cuts, but at a slower and more cautious pace, reducing the rate to 14.25% at the end of the quarter, after acknowledging the deterioration of the inflationary outlook in the relevant monetary policy horizon. The IPCA fluctuated strongly throughout the period, driven by the fuel shock at the height of the Middle East conflict, with 12-month inflation approaching 4.8% in May before falling to 4.64% in June as oil prices retreated. The real appreciated consistently against the US dollar, benefiting from the increase in oil export revenues and the rotation of global flows to emerging markets. In the fiscal field, the environment remained challenging, with the central government’s primary deficit widening and the gross debt reaching its highest level since 2021. On the external side, the United States formalized an additional 25% tariff on part of Brazilian exports, with an effectiveness period starting July 22, although the overall macroeconomic impact is considered limited.

In the United States, the quarterly data reinforced a picture of resilient activity combined with inflation pressured by the energy shock, keeping the Federal Reserve on hold. The labor market remained relatively strong, although with gradual signs of slowing job creation over the period. Inflation accelerated significantly between April and June, reflecting the rise in fuel prices, reaching 4.2% over 12 months in May, before falling to 3.5% in June with the relief in oil prices following the peace agreement. In this context, the Federal Reserve kept the interest rate unchanged in the range between 3.50% and 3.75% throughout the entire quarter.

In Europe, the second quarter was characterized by a worsening inflationary situation and a further weakening of economic activity, creating a scenario close to stagflation. Consumer inflation consistently accelerated, driven by energy and service prices, reaching 3.2% in May, the highest level since 2023, before falling to 2.8% in June with the decline in oil prices. In light of this situation, the European Central Bank broke with the cautious stance maintained throughout the first quarter and raised the basic interest rate by 0.25 percentage points in June, to 2.25%, revising its inflation forecast for the year upward.

BRBI BR Partners S.A.

Comments on performance

China faced a more challenging second quarter, with growth losing momentum due to persistent weakness in domestic demand and the real estate sector. After growing 5.0% in the first quarter, at the top of the official target, China’s GDP slowed to 4.3% in the second quarter compared to the same period last year, below expectations and at the weakest pace since the end of 2022. Retail sales and investments in fixed assets surprised negatively throughout the quarter, while the real estate sector deepened its contraction. On the other hand, exports and industrial production remained relatively resilient, supported by demand for components related to artificial intelligence. The Chinese Central Bank (PBoC) kept the benchmark rates unchanged throughout the quarter, signaling that the main challenge for the economy is more related to the lack of demand for credit than to a shortage of liquidity, with expectations that fiscal policy will play a more significant role as a stimulus tool in the second half of the year.

Business performance

In the second quarter of 2026, despite the ongoing challenging geopolitical and macroeconomic environment, the Financial Advisory area remained active, announcing 7 transactions across highly diversified mandates, including mergers and acquisitions and restructurings for companies from different economic sectors.

The Capital Markets area operated in a macroeconomic environment characterized by the maintenance of interest rates at high levels, a factor that began to influence the dynamics of new debt issuances throughout the period. Even so, the area showed robust performance and structured 15 operations, totaling R$ 1.9 billion in issuances, including CRIs, Debentures, CCBs, and REITs.

The Treasury Sales & Structuring area for Clients operated in an environment of slowing corporate debt issuances in the Brazilian capital market compared to last year, as well as increased volatility in the markets, mainly influenced by the geopolitical scenario and macroeconomic conditions, which resulted in natural fluctuations in revenue generation throughout the period. Still, the trading volume of derivatives and foreign exchange totaled R$ 3.6 billion.

The Wealth Management area maintained the asset management of its clients at R$ 6.2 billion at the end of June 2026.

Consolidated business performance

Total revenues reached R$ 130.1 million in 2Q26, compared to R$ 139.3 million in 2Q25, reflecting a negative change of -6.6%. Net income reached R$ 35.1 million in 2Q26, compared to R$ 45.2 million in 2Q25, accounting for a -22.4% change. The return on shareholders’ equity was 17.5%. The Company ended the period with shareholders’ equity of R$ 809.8 million.

Policy of reinvestment and distribution of dividends

The Company does not have a formal policy on reinvestment by its shareholders; all reinvestments verified thus far were deliberated by the shareholders at the AGM/EGM.

The Company’s dividend policy provides for the annual distribution of the mandatory minimum dividend of 25%. However, the Company intends to remunerate its shareholders according to the calculation of the profits earned during the year, making its best efforts to distribute dividends at a higher percentage that established by current legislation.

BRBI BR Partners S.A.

Comments on performance

Social initiatives

The Company supports, through tax incentive laws, non-governmental organizations with projects mainly related to health, education, sports, diversity and gender equity.

Relationship with independent auditors

Pursuant to the provisions of CVM Resolution 162/22 of the Brazilian Securities and Exchange Commission, the Company has an established policy and process for hiring an independent audit, considering aspects of transparency, compliance, objectivity and independence. Furthermore, aspects of potential conflicts of interest when engaging the same audit company for services of other natures are assessed to mitigate risks of loss of independence or objectivity in the performance of its activities. Information related to audit company fees is made available annually in our Reference Form.

Executive Board

Accountant

Hideo Antonio Kawassaki

CRC 1SP 184007/O-5

BRBI BR Partners S.A.

Condensed parent company and consolidated statements of financial position as of June 30, 2026 and December 31, 2025

(In thousands of reais)

		Parent Company		Consolidated
	Notes	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets
Cash and cash equivalents	4	1	29,504	195,789	137,792
Financial assets at fair value through profit or loss	5a	96,846	89,557	13,408,539	11,712,650
- Government bonds		-	-	13,121,463	11,369,995
- Private securities		-	-	169,811	174,349
- Investment fund quotas		96,846	89,557	117,265	168,306
Financial assets at fair value through other comprehensive income	5b	-	-	2,986,458	3,308,755
- Private securities		-	-	1,413,379	1,385,470
- Investment fund quotas		-	-	1,573,079	1,923,285
Derivative financial instruments	6a	704	3,011	1,233,560	1,023,349
Financial asset at amortized cost	7	-	-	370,354	1,124,190
- Loans		-	-	180,583	184,958
- Other financial assets at amortized cost		-	-	189,771	939,232
Dividends receivable		51,109	55,496	-	-
Other assets		1,329	3,072	35,148	26,874
Deferred tax assets	17b	5,607	5,607	174,593	92,425
Investments in subsidiaries	9	696,096	627,399	-	-
Property, plant and equipment		-	-	46,685	44,265
Intangible assets		-	-	10,680	12,283
Total assets		851,692	813,646	18,461,806	17,482,583

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Condensed parent company and consolidated statements of financial position as of June 30, 2026 and December 31, 2025

(In thousands of reais)

		Parent Company		Consolidated
	Notes	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Liabilities
Financial liabilities at fair value through profit or loss	11a	-	-	32,983	33,222
Financial liabilities at amortized cost	11b	-	-	16,872,300	16,062,202
- Repurchase agreements		-	-	11,778,276	9,938,917
- Client deposits		-	-	1,094,120	1,637,964
- Funds from securities issued		-	-	3,999,638	3,703,658
- Other financial liabilities		-	-	266	781,663
Derivative financial instruments	6a	3,568	1,666	397,956	344,451
Amounts payable		20,016	9,695	73,246	53,934
- Suppliers		551	251	3,771	11,243
- Other amounts payable	10	19,465	9,444	69,475	42,691
Taxes payable		198	158	17,778	19,998
Current tax liabilities		-	3,173	3,726	9,382
Deferred tax liabilities	17b	18,134	15,656	254,041	176,096
Total liabilities		41,916	30,348	17,652,030	16,699,285

Shareholders’ equity
Capital	12a	674,940	674,940	674,940	674,940
Capital reserves		(30,193)	(30,193)	(30,193)	(30,193)
Profit reserves		130,126	149,025	130,126	149,025
Other comprehensive income		(18,999)	(10,474)	(18,999)	(10,474)
Retained earnings		53,902	-	53,902	-
Total shareholders’ equity		809,776	783,298	809,776	783,298
Total liabilities and shareholders’ equity		851,692	813,646	18,461,806	17,482,583

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Parent company and consolidated condensed statements of profit or loss for the three- and six-month period ended June 30

(In thousands of reais)

		Subsidiary				Consolidated
		Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
		06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Interest revenues and gains on financial instruments		596	5,388	10,405	11,875	2,095,599	3,101,487	4,864,128	4,965,819
Interest expenses and (losses) on financial instruments		(3,262)	(93)	(6,307)	(1,708)	(2,051,412)	(3,039,930)	(4,773,330)	(4,858,642)
Net interest revenue (expense) and gains (losses) on financial instruments	14	(2,666)	5,295	4,098	10,167	44,187	61,557	90,798	107,177

Revenues from rendering of services		-	-	-	-	85,912	77,732	174,108	159,598
Service revenues		-	-	-	-	85,912	77,732	174,108	159,598

Total revenues/(expenses)	13	(2,666)	5,295	4,098	10,167	130,099	139,289	264,906	266,775

Personnel expenses		(1,601)	(1,299)	(2,992)	(2,418)	(49,989)	(34,743)	(90,584)	(68,832)
Administrative expenses	15	(1,382)	(1,847)	(2,534)	(5,703)	(27,998)	(20,030)	(69,108)	(47,650)
Tax expenses	16	-	-	-	-	(9,465)	(10,852)	(17,508)	(21,593)
Provision due to impairment		-	-	-	-	(1,403)	(10,943)	(2,224)	(11,464)
Other revenues		-	-	-	-	1,563	930	1,760	1,069
Other expenses		(47)	(269)	(515)	(582)	(1,041)	213	(1,720)	(198)
Operating expenses		(3,030)	(3,415)	(6,041)	(8,703)	(88,333)	(75,425)	(179,384)	(148,668)

Net income (loss) before income taxes and share of profit of equity-accounting, net of tax		(5,696)	1,880	(1,943)	1,464	41,766	63,864	85,522	118,107

Equity in net income of subsidiaries	9	40,645	43,176	77,222	86,895	-	-	-	-
Net income before income tax		34,949	45,056	75,279	88,359	41,766	63,864	85,522	118,107

Income taxes	17a	138	136	(2,478)	(44)	(6,679)	(18,672)	(12,721)	(29,792)
Net income for the period		35,087	45,192	72,801	88,315	35,087	45,192	72,801	88,315

Earnings attributed to the Company’s Shareholders	12c					35,087	45,192	72,801	88,315
Profit attributable to common shares						22,339	28,773	46,351	56,228
Earnings per common share						0.11	0.14	0.23	0.28
Profit attributable to preferred shares						12,748	16,419	26,450	32,087
Earnings per preferred share						0.11	0.14	0.23	0.28

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Condensed statements of comprehensive income for the three- and six-month period ended June 30

(In thousands of reais)

	Parent Company				Consolidated
	Three-month period ended		Six-month period ended		Three-month period ended		Six-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net income for the period	35,087	45,192	72,801	88,315	35,087	45,192	72,801	88,315

Items that are or may be subsequently reclassified to income (loss):	153	3,669	(8,525)	2,433	153	3,669	(8,525)	2,433

Change in fair value of financial assets
- Adjustment to fair value (OCI)	387	6,420	(14,900)	4,438	387	6,420	(14,900)	4,438
- Tax effect	(174)	(2,889)	6,705	(1,997)	(174)	(2,889)	6,705	(1,997)
Foreign operations - foreign currency translation differences	(60)	138	(330)	(8)	(60)	138	(330)	(8)

Comprehensive income attributable to:
Company’s shareholders	35,240	48,861	64,276	90,748	35,240	48,861	64,276	90,748

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Statements of changes in shareholders’ equity for the periods ended June 30

(In thousands of reais)

			Profit reserve		Other comprehensive income
	Capital	Capital reserve	Legal	Other profit reserves	Equity valuation adjustments	Accumulated translation adjustment	Retained earnings	Total shareholders’ equity
December 31, 2024	674,940	(30,193)	54,686	114,559	(9,030)	(372)	-	804,590
Net income for the period	-	-	-	-	-	-	88,315	88,315
Other comprehensive income	-	-	-	-	2,441	(8)	-	2,433
Interim dividends paid - 2025	-	-	-	(31,499)	-	-	-	(31,499)
Distribution of interim dividends - 2025	-	-	-	-	-	-	(37,799)	(37,799)
Additional dividends paid - 2024	-	-	-	(18,899)	-	-	-	(18,899)
June 30, 2025	674,940	(30,193)	54,686	64,161	(6,589)	(380)	50,516	807,141
As of December 31, 2025	674,940	(30,193)	63,440	85,585	(10,554)	80	-	783,298
Net income for the period	-	-	-	-	-	-	72,801	72,801
Other comprehensive income	-	-	-	-	(8,195)	(330)	-	(8,525)
Interim dividends paid - 2026	-	-	-	(18,899)	-	-	(18,899)	(37,798)
June 30, 2026	674,940	(30,193)	63,440	66,686	(18,749)	(250)	53,902	809,776

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Condensed statements of cash flows for the six-month periods ended June 30

(In thousands of reais)

	Parent Company		Consolidated
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Cash flows from operating activities
Net income	72,801	88,315	72,801	88,315
Adjustments for:
Effect of changes in exchange rates on cash and cash equivalents	-	-	(8,018)	(11,847)
Expected credit loss	-	-	2,224	(531)
Depreciation and amortization	-	-	5,095	4,899
Deferred taxes	2,478	44	(4,223)	15,192
Provision / update of contingencies	-	-	5	70
Share of profit of equity-accounted investees	(77,222)	(86,895)	-	-
Interest expenses - subordinated financial bills	-	-	55,813	48,721
Adjusted net income	(1,943)	1,464	123.697	144,819
Change in:
Financial assets at fair value through profit or loss	(7,289)	(5,730)	(1,695,889)	(1,120,260)
Derivative financial instruments	4,209	(4,437)	(156,706)	310,936
Financial assets at amortized cost
- Loans	-	-	2,151	37,458
- Other financial assets at amortized cost	-	-	749,461	288,638
Financial assets at fair value through other comprehensive income	-	-	313,772	3,587
Other assets	1,743	(1,253)	(8,273)	3,400
Amounts payable – Suppliers	300	(110)	(7,472)	(13,228)
Financial liabilities at amortized cost
- Repurchase agreements	-	-	1,839,359	579,005
- Client deposits	-	-	(543,844)	(353,933)
- Funds from securities issued	-	-	265.877	448,405
- Other financial liabilities	-	-	(781,397)	(508,225)
Financial liabilities at fair value through profit or loss	-	-	(239)	-
Taxes payable	(2,168)	125	2,928	18,341
Other amounts payable	(8,879)	49,583	7,178	(25,187)
Cash generated by (used in) in operating activities	(14,027)	39,642	110,603	(186,244)
Income tax and social contribution	(965)	-	(10,804)	(16,941)
Net cash generated (used in) operating activities	(14,992)	39,642	99,799	(203,185)

Cash flows from investment activities
Payment of capital in investees	-	-	-	(6)
Dividends received	4,388	11,105	-	-
Acquisition of property, plant and equipment for use	-	-	(1,348)	(859)
Cash generated (used in) investment activities	4,388	11,105	(1,348)	(865)

Cash flows from financing activities
Payment of interest from subordinated financial bills	-	-	(25,710)	(3,899)
Payment of lease liability	-	-	(3,863)	(2,041)
Issuance of subordinated financial bills	-	-	-	124,200
Dividends paid - Year 2024	-	(18,899)	-	(18,899)
Interim dividends paid	(18,899)	(31,849)	(18,899)	(31,849)
Cash generated by (used in) in financing activities	(18,899)	(50,748)	(48,472)	67,512

Increase (decrease) in cash and cash equivalents	(29,503)	(1)	49,979	(136,538)
Cash and cash equivalents at the beginning of the year	29,504	2	137,792	575,235
Effect of changes in exchange rates on cash and cash equivalents	-	-	8,018	11,847
Cash and cash equivalents at the end of the year	1	1	195,789	450,544
Increase (decrease) in cash and cash equivalents	(29,503)	(1)	49,979	(136,538)

Supplementary information of operating cash flows
Interest received			2,660,417	837,455
Interest paid			(1,111,000)	(806,231)

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Condensed statements of value added for the six-month periods ended June 30

(In thousands of reais)

	Parent Company		Consolidated
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Revenues	10,405	11,875	5,037,772	5,115,022
Financial Intermediation	10,405	11,875	4,864,128	4,965,819
Rendering of services	-	-	174,108	159,598
Expected credit loss	-	-	(2,224)	(11,464)
Other	-	-	1,760	1,069

Financial expenses	(6,307)	(1,708)	(4,773,330)	(4,858,642)

Inputs acquired from third parties	(3,049)	(6,285)	(63,232)	(40,346)
Materials, energy and others	(1,083)	(830)	(23,275)	(20,372)
Outsourced services	(1,451)	(4,873)	(38,237)	(19,776)
Other operating expenses	(515)	(582)	(1,720)	(198)

Gross value added	1,049	3,882	201,210	216,034

Depreciation and amortization	-	-	(5,095)	(4,899)

Net value added produced by the Company	1,049	3,882	196,115	211,135

Value added received as transfer	77,222	86,895	-	-
Equity in net income of subsidiaries	77,222	86,895	-	-

Total value added payable	78,271	90,777	196,115	211,135

Distribution of value added	78,271	90,777	196,115	211,135

Personnel	2,534	2,082	77,050	58,327
Direct remuneration	2,272	1,810	67,587	49,278
Benefits	237	262	7,239	7,404
FGTS (severance indemnity fund)	25	10	2,224	1,645

Taxes, rates and contributions	2,936	380	43,763	61,900
Federal	2,936	380	35,577	54,088
Municipal	-	-	8,186	7,812

Third-party capital remuneration	-	-	2,501	2,593
Rentals	-	-	2,501	2,593

Remuneration of equity capital	72,801	88,315	72,801	88,315
Retained earnings	35,003	50,516	35,003	50,516
Interim dividends	37,798	37,799	37,798	37,799

See the accompanying notes to the interim financial information.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

1.  Operations

BRBI BR Partners S.A. (“Company” or “Parent Company”, and jointly with subsidiaries, “BR Partners Group” or “Group”) is a publicly-held corporation, headquartered at Avenida Brigadeiro Faria Lima nº 3.732 – 28º floor, in the city of São Paulo, State of São Paulo, and shares traded in units on stock exchanges.

In Brazil, shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3 S.A.”) under the ticker BRBI11. Each unit of ownership consists of 2 preferred shares and 1 common share of the Company. The Company also has Level II ADRs (“American Depositary Receipt”) backed by 4 units listed on B3, traded on Nasdaq Inc.

The Company is engaged in investing in other companies, domestic or foreign, as a partner, unitholder or shareholder and management of our own assets. Control is exercised by BR Partners Holdco Participações S.A. (“Holdco”), holding a total equity interest of 31.8% (29% as of December 31, 2025) in the Company.

The Group is part of a context of businesses related to investment banking, capital markets, treasury for clients, investments and wealth management.

2. Preparation basis and presentation of condensed interim financial information

a.   Statements of conformity (regarding the IFRS and Accountant Statements Committee - CPC rules)

The condensed parent company and consolidated interim financial information was prepared in accordance with Technical Pronouncement CPC 21 (R1) – Interim Financial Reporting, issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Brazilian Securities and Exchange Commission (“CVM”) and IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). All material information specific to the condensed parent company and consolidated interim financial information, and only thereto, is being ascertained, and corresponds to the information used by Management in managing the company.

The information regarding the bases for the preparation and presentation of the condensed parent company and consolidated interim financial information, as well as summary of material accounting policies did not undergo material changes in relation to those disclosed in the Company’s parent company and consolidated financial statements for the year ended December 31, 2025, which should be read together.

The Company’s condensed interim financial information was approved by the Board of Directors on August 04, 2026.

b.    Functional and presentation currency

The condensed parent company and consolidated interim financial information is presented in thousands of Reais, which is the Company’s functional currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates prevailing on the transaction dates, with exchange gains and losses recognized in the statements of profit or loss in the “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments” captions.

For investments abroad that have a functional currency other than the Real, the effects of the translation are recorded in shareholders’ equity under “Other Comprehensive Income”.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

c.    Condensed interim financial information

In the process of interim financial information consolidation, equity interests, asset and liability account balances, revenues, expenses and intercompany unrealized income were eliminated.

We highlight the subsidiaries (direct and indirect) included in the condensed consolidated interim financial information:

			Interest %
	Line of business	Country	06/30/2026 (1)	12/31/2025 (1)
Direct subsidiaries
BR Partners Assessoria Financeira Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Gestão de Recursos Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Participações Financeiras Ltda.	Financial holding company	Brazil	99.99	99.99
BR Partners Mercados de Capitais Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria em Soluções de Capital Ltda.	Rendering of Services	Brazil	99.99	99.99
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	Rendering of Services	Brazil	100	100
Indirect subsidiaries
BR Partners Banco de Investimento S.A.	Investment bank	Brazil	99.99	99.99
BR Partners Europe B.V.	Rendering of Services	Netherlands	100	100
BR Partners Corretora de Seguro Ltda.	Rendering of Services	Brazil	99.99	99.99
Investment funds (2)
Total Fundo de Investimento Financeiro – Classe de Investimento Multimercado Crédito Privado – Responsabilidade Limitada	Investment fund	Brazil	100	100
BR Partners Capital	Investment fund	Cayman	100	100

(1)	Percentages below 100% refer to the interest of BR Partners Holdco Participações S.A. (Holding Company).
(2)	Investment funds in which the Group substantially assumes or retains risks and rewards were consolidated.

d.    Use of significant estimates and judgments

In the preparation of this condensed parent company and consolidated interim financial information, Management used judgments and estimates that affect the Group’s application of accounting policies and amounts reported of assets, liabilities, revenues and expenses. Actual results may differ from these estimates. Estimates and assumptions are reviewed on a continuous basis. Revisions to estimates are recognized prospectively and information on judgments is continuously reviewed by an annual basis by the Management areas.

Fair value of financial instruments

Financial instruments recorded at fair value in our parent company and consolidated financial information is mainly comprised by financial assets measured at fair value through profit or loss, including derivatives and financial assets measured at fair value through other comprehensive income. The fair value of a financial instrument corresponds to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Financial instruments are categorized within a hierarchy based on the lowest level of information, which is significant for measuring fair value. For instruments classified as Level 3, we use the judgment of the Management itself to arrive at the fair value measurement.

We base our judgment decisions on our knowledge and observations of the markets relevant to the individual assets and liabilities, and those judgments may vary based on market conditions. In using our judgment, we analyzed several third-party prices and transaction volumes to understand and assess the extent of available market benchmarks and the judgment or modeling required in processes with third parties.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

Based on these factors, we determined whether fair values are observable in active markets or whether the markets are inactive. Inaccuracy in estimating unobservable market information may impact the amount of revenue or loss recorded for a given position. Furthermore, while we believe that our valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments may result in a different fair value estimate at the reporting date. For a detailed discussion of the determination of fair value of financial instruments please, see Note 20.

3.  Risk management

The Group maintains a financial risk management structure – comprising market, credit, liquidity and capital management – based on strategic guidelines and governance by specialized committees. The operational model ensures the segregation of duties, with the Risk Management area operating independently from the business units and reporting directly to the executive board for the purposes of monitoring, control, and mitigation of exposures.

a.   Operating limits

Capital is managed by BR Partners Group Management and aims to ensure that the capital management (Basel ratio) is performed in an independent and technical manner, considering existing risks and those included in strategic planning.

Consolidated (1)	06/30/2026	12/31/2025
Reference Equity (PR) - (a)	1,314,568	1,296,697
Level I	1,022,471	1,022,245
Principal capital	573,838	586,070
Complementary capital	448,633	436,175
Level II	292,097	274,452
Subordinated Financial Bills Eligible for Capital	292,097	274,452
Total risk-weighted exposure - (b)	6,087,970	5,741,744
Credit risk	3,528,084	3,511,133
Market risk	1,782,559	1,670,339
Operating risk	777,327	560,272
Basel Ratio - (a/b)	21.6%	22.6%
Tier I Capital	16.8%	17.8%
Tier II Capital	4.8%	4.8%

(1)	The information belongs to BR Partners Banco de Investimento S.A., which follows the regulations of the Brazilian Central Bank for calculating the Basel Ratio.

In the period ended June 30, 2026 and year ended December 31, 2025, the limits are classified according to the minimum amount required by the Brazilian Central Bank (minimum required is 10.5%).

b.   Market risk

Market risk is defined as the possibility of incurring losses due to adverse fluctuations in prices, market rates, shares and commodities in the Group’s portfolio positions. Market risk management is defined as the continuous process of identifying, measuring, evaluating, mitigating, monitoring and reporting exposures arising from positions held in foreign exchange, interest rates, shares and commodities, with the objective of keeping them within the regulatory and managerial limits.

i.   Market risk management

The Group segregates its exposure to market risk between the Trading and Banking portfolios. The Trading portfolio includes proprietary positions, which are represented by financial instruments (assets and liabilities) managed based on fair value. The banking portfolio is predominantly characterized by banking business operations and related to the management of the Group’s active (securities) and passive (funding) financial instruments.

The Assets and Liabilities Committee (“ALCO”) is responsible for setting limits for each type of risk in aggregate and by type of portfolio, mitigating and preventing exposure to market risk. The market risk policy, reviewed annually, defines the market risk management framework.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

ii.   Market risk exposures – Trading portfolio

The main types of risk in this portfolio are exchange rates, interest rates, price indices and inflation rates. The tool used to measure and control exposure to market risk in the Group’s trading portfolio is Value-at-Risk (“VaR”). The VaR of a trading portfolio is the estimated maximum loss that can occur with a specified probability (confidence level) over a given period, considering adverse market changes. The VaR model used by the Group is parametric, based on a 99% confidence level for daily losses.

The VaR model used is based on a parametric approach, with daily volatilities calculated for each risk factor using the EWMA (“Exponentially Weighted Moving Average”) methodology, applying a Lambda factor of 0.96 (based on an effective period of 126 observations). Furthermore, the correlation between the daily returns of the risk factors is calculated, resulting in the creation of a correlation matrix that is applied to calculate the portfolio’s VaR.

The general structure of VaR limits is subject to review and approval by ALCO and is measured daily to ensure proper monitoring of market risk. Monthly reports are submitted to ALCO for approval and back testing is also carried out to validate the calculated models.

Presentation of Values at risk (in the year) - Trading Portfolio

	Closing
(In thousands of reais)	06/30/2026	12/31/2025
- Interest rate	524	316
- Price Index / Inflation Rate	626	668
- Foreign currency	67	106
- Other	34	44
Total with no correlation	1,251	1,134
Total with correlation	1,001	891

iii. Market risk exposures – Banking portfolio

The main risk to which the Banking portfolio is exposed is the risk of loss due to fluctuations in future cash flows or in the fair value of financial instruments due to a change in market interest rates, price indices and inflation rates. ALCO is the committee responsible for monitoring and complying with the daily limits for this portfolio.

Banking portfolio risks are calculated based on the contractual cash flows of eligible financial instruments, using the Delta NII methodology, as established by the regulator. The sensitivity analysis for instruments in the Banking portfolio subject to market risk starts with the classification of exposures by risk factors. The Group applies parallel shocks to the respective yield curves as a sensitivity analysis methodology, monitoring the behavior of exposures and the gaps of each risk factor. The methodology used to define the reasonably possible changes in risk factors for a period of 1 year considers probability intervals of 95% and 99%, based on a historical period of 10 years for each risk factor. Aiming to analyze sensitivity, possible stress scenarios were defined, the shocks of which were applied to the operations contained in the Banking portfolio, considering the changes that would negatively affect the Group’s positions, based on market data on the respective dates.

The shocks used in each scenario are described below (Delta NII in thousands of reais):

Interest rate

The risk factors relate to financial instruments (assets and liabilities) that are sensitive to changes in interest rates. The shocks were calculated considering the cash flows of these financial instruments.

•	Scenario 1: +11 bp (0.1% p.a.) in the interest rate in reais.
•	Scenario 2: +54 bp (0.5% p.a.) in the interest rate in reais.
•	Scenario 3: +69 bp (0.7% p.a.) in the interest rate in reais.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	06/30/2026			12/31/2025
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	255	1,209	1,540	349	1,658	2,112
Total	255	1,209	1,540	349	1,658	2,112

Price Index/Inflation Rate

These are exposures sensitive to changes in coupon rates related to price indices and inflation rates. The shocks were calculated on the cash flows of the financial instruments (assets and liabilities).

•	Scenario 1: +20 bp (0.2% p.a.) in the price index/inflation rate in Reais.
•	Scenario 2: +57 bp (0.57% p.a.) in the price index/inflation rate in Reais.
•	Scenario 3: +83 bp (0.83% p.a.) in the price index/inflation rate in Reais.

	06/30/2026			12/31/2025
Portfolio	Scenario 1	Scenario 2	Scenario 3	Scenario 1	Scenario 2	Scenario 3
Banking	3,454	9,736	14,226	4,572	12,885	18,828
Total	3,454	9,736	14,226	4,572	12,885	18,828

c.   Credit risk

Credit risk is defined as the possibility of losses associated with the failure, on the part of the borrower or counterparty, to meet their respective financial obligations under the agreed-upon terms, devaluation of the credit agreement resulting from the deterioration in the classification of the borrower’s risk, reduction of gains or remuneration, advantages granted in the renegotiation, and costs of recovery.

The Group has an internal model to assign credit risk ratings to its clients, which considers their size, the nature and complexity of their operations and their risk profile. Accordingly, the main factors considered when constructing the internal rating include the business risk profile, financial risk profile and adjustment factors (financial policy, liquidity, influence of the economic group, etc.).

The estimates of losses due to default are based on the value at risk, the probability of default, and the expected losses from default, taking into account all recovery efforts.

Transfer of Stages during the period

On June 30, 2026, a financial instrument classified as fair value through other comprehensive income was transferred from Stage 1 to Stage 3, due to a significant increase in credit risk followed by the deterioration of the asset’s creditworthiness, amounting to R$ 18,244 (R$ 18,800 on December 31, 2025).

Write-offs of financial instruments

On June 30, 2026, a financial instrument measured at amortized cost in the amount of R$ 14,777 was written off. Given that the referred asset was fully allowed for, there was no impact on profit or loss for the period. For the financial year ended December 31, 2025, no write-offs of financial instruments were recorded.

d.   Liquidity risk

It is defined as the possibility that the Group may not be able to efficiently meet its expected and unexpected (current and future) obligations, including those arising from binding guarantees, without affecting its daily operations and incurring material losses.

Management is centralized in the Treasury and monitored by the Risk area and the ALCO. The control uses stress scenarios, Minimum Liquidity Reserve (MLR), and Contingency Plan, assessing short-term flows (up to 90 days) and the potential cash depletion under adverse conditions.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

Exposure to liquidity risk

We present below the contractual maturities of financial assets and liabilities. These amounts are gross and include accrual of contractual interest.

		Consolidated - Contractual cash flows
	Book value on 06/30/2026	≤03 months	03-12 months	01-03 years	Over 3 years	Balance projected
Financial assets
- Cash and cash equivalents	195,789	195,789	-	-	-	195,789
- Financial assets at fair value through profit or loss	13,408,539	11,589,278	446,243	657,566	1,614,320	14,307,407
- Financial assets at fair value through other comprehensive income	2,986,458	15,485	-	404,389	9,281,135	9,701,009
- Financial asset at amortized cost	370,354	31,558	-	362,579	5,457	399,594
Derivative financial instruments
- Swap	1,070,738	21,415	42,830	96,366	2,430,575	2,591,186
- NDF	46,779	37,891	3,275	8,420	-	49,586
- Options	101,076	-	45,484	75,807	-	121,291
- Futures	14,967	898	449	3,892	20,655	25,894
Total	18,194,700	11,892,314	538,281	1,609,019	13,352,142	27,391,756
Financial liabilities
Fair value through profit or loss	32,983	32,983	-	-	-	32,983
Amortized cost
- Suppliers	3,771	3,771	-	-	-	3,771
- Client deposits	1,094,120	292,974	562,967	335,615	10,826	1,202,382
- Funds from securities issued	3,999,638	279,975	1,119,899	2,319,790	6,399,421	10,119,085
- Repurchase agreements	11,778,276	11,778,276	-	-	-	11,778,276
- Other financial liabilities	266	266	-	-	-	266
- Lease liabilities	35,008	1,931	7,726	15,451	20,601	45,709
Derivatives
- Swap	342,521	6,850	13,701	30,827	777,522	828,900
- NDF	38,644	31,301	2,705	6,956	-	40,962
- Options	12,595	-	5,668	9,446	-	15,114
- Futures	4,196	252	126	1,091	5,790	7,259
Total	17,342,018	12,428,579	1,712,792	2,719,176	7,214,160	24,074,707

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

		Consolidated - Contractual cash flows
	Book value on 12/31/2025	≤03 months	03-12 months	01-03 years	Over 3 years	Projected balance
Financial assets
- Cash and cash equivalents	137,792	137,792	-	-	-	137,792
- Financial assets at fair value through profit or loss	11,712,650	10,142,132	84,251	743,436	1,469,910	12,439,729
- Financial assets at fair value through other comprehensive income	3,308,755	235,308	83,211	627,340	8,310,745	9,256,604
- Financial asset at amortized cost	1,124,190	939,231	-	226,503	-	1,165,734
Derivative financial instruments
- Swap	869,232	43,462	147,770	121,693	1,521,158	1,834,083
- NDF	32,552	12,695	16,276	2,279	-	31,250
- Options	106,239	-	39,308	95,615	-	134,923
- Futures	15,326	7,203	8,123	613	-	15,939
Total	17,306,736	11,517,823	378,939	1,817,479	11,301,813	25,016,054
Financial liabilities
Fair value through profit or loss	33,222	33,222	-	-	-	33,222
Amortized cost
- Suppliers	11,243	11,243	-	-	-	11,243
- Client deposits	1,637,964	458,630	720,704	638,806	16,380	1,834,520
- Funds from securities issued	3,703,658	163,375	1,306,993	1,568,392	3,278,023	6,316,783
- Repurchase agreements	9,938,917	9,938,917	-	-	-	9,938,917
- Other financial liabilities	749,095	749,095	-	-	-	749,095
- Lease liabilities	32,568	1,850	3,699	20,346	20,962	46,857
Derivatives
- Swap	264,236	13,212	44,920	36,993	462,413	557,538
- NDF	46,317	18,063	23,159	3,242	-	44,464
- Options	4,522	-	1,673	4,070	-	5,743
- Futures	29,376	13,807	15,569	1,175	-	30,551
Total	16,451,118	11,401,414	2,116,717	2,273,024	3,777,778	19,568,933

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

e.   Foreign exchange risk

A summary of the Group’s exposure to foreign exchange risk is presented below, highlighting that the amounts in reais may differ from the figures presented in the condensed consolidated interim financial information.

	06/30/2026
	R$ (Real)	US$ (Dollar)	€ (EUR)	¥ (Yen)
Foreign exchange exposure	(63,303)	59,944	3,359	-
Derivatives
Swap	265,226	(265,226)	-	-
NDF	(322,205)	426,781	-	(104,576)
Options	(1,712)	1,712	-	-
Futures	116,231	(220,375)	-	104,144
Total	(5,763)	2,836	3,359	(432)

	12/31/2025
	R$ (Real)	US$ (Dollar)	€ (EUR)	¥ (Yen)
Foreign exchange exposure	(39,047)	34,369	4,678	-
Derivatives
Swap	3,695	(3,695)	-	-
NDF	622,499	(520,777)	-	(101,722)
Options	(38,632)	38,632	-	-
Futures	(552,444)	453,096	(1,618)	100,966
Total	(3,929)	1,625	3,060	(756)

4.  Cash and cash equivalents

Parent Company	06/30/2026	12/31/2025
Banks – Checking account	1	1
Bank Certificate of Deposits	-	29,503
Total	1	29,504

Consolidated	06/30/2026	12/31/2025
Banks - Current account and cash	2,742	3,040
Balances with Brazilian Central Bank	5	1,034
Cash and cash equivalents in foreign currencies	41,218	3,675
Money market repurchase agreements(1)	151,824	130,043
Total	195,789	137,792

(1)	On June 30, 2026, and December 31, 2025, the repurchase agreements substantially had a resale date for July 1, 2026 and January 2, 2026, respectively.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

5.  Financial instruments

a.   Financial assets at fair value through profit or loss

	Fair / book value
Parent Company	06/30/2026	12/31/2025
Investment fund quotas
- Investment fund quotas	96,846	89,557
Total	96,846	89,557

	Fair / book value
Consolidated	06/30/2026	12/31/2025
Government bonds (1)	13,121,463	11,369,995
- Financial Treasury Bills (LFT)	437,056	377,269
- National Treasury Bills (LTN)	1,152,855	1,053,142
- National Treasury Notes (NTN-B)	8,642,908	8,331,749
- National Treasury Notes (NTN-F)	2,880,411	1,599,085
- Government bonds of foreign governments	8,233	8,750
Private securities (2)	169,811	174,349
- Certificates of real estate receivables	21,260	26,516
- Certificates of Agribusiness Receivables	59,906	61,000
- Debentures	88,645	86,833
Investment fund quotas	117,265	168,306
- Investment fund quotas	117,265	168,306
Total	13,408,539	11,712,650

b.   Financial assets at fair value through other comprehensive income

	Fair value/Book value
Consolidated	06/30/2026	12/31/2025
Private securities (2)	1,413,379	1,385,470
- Certificates of real estate receivables	947,437	903,281
- Certificates of Agribusiness Receivables	35,459	40,772
- Debentures	288,510	326,345
- Commercial Notes	141,973	115,072
Investment fund quotas	1,573,079	1,923,285
- Investment fund quotas	1,573,079	1,923,285
Total	2,986,458	3,308,755

(1)	Government bonds are under the custody of the Special Settlement and Custody System (SELIC) of the Brazilian Central Bank whose fair value was calculated by means of prices disclosed by ANBIMA – Brazilian Association of Financial Market and Capital Entities.
(2)	The Certificates of Real Estate Receivables, Certificates of Agribusiness Receivables, Real Estate Credit Bills and Commercial Notes are classified at Fair Value through Profit or Loss (“FVTPL”) or Fair Value through Other Comprehensive Income (“FVTOCI”) and they are registered with the Clearing House of Custody and Financial Settlement of Securities (“B3 S.A.”), the valuation of which is carried out by IPCA or CDI rate + fixed interest rate.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

6.  Derivative financial instruments

a.   Breakdown per index

	06/30/2026
Parent Company	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA x CDI	-	-	(3,015)	73,311
Fixed rate x CDI	685	64,859	(553)	44,150
CDI x Fixed rate	19	4,078	-	-
Total	704	68,937	(3,568)	117,461

	12/31/2025
Parent Company	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap
IPCA x CDI	57	5,070	(1,566)	68,241
Fixed rate x CDI	2,954	73,076	(100)	30,105
Total	3,011	78,146	(1,666)	98,346

	06/30/2026
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	1,070,738	13,072,881	(342,521)	5,254,660
IPCA x CDI	14	2,407	(9,397)	76,338
IPCA x Fixed rate	2,017	88,437	(205)	29,382
CDI x USD	22,174	299,644	-	-
CDI x IPCA	914,798	7,842,943	(293,446)	2,711,812
CDI x Fixed rate	127,184	3,906,640	(7,194)	577,669
CDI X CDI	1,363	556,819	-	-
Fixed rate x CDI	3,188	375,991	(25,279)	1,294,300
Fixed rate x IPCA	-	-	(5,978)	536,079
USD x Fixed rate	-	-	(1,022)	29,080
NDF	46,779	933,236	(38,644)	995,955
Currency term	34,963	761,986	(19,757)	740,614
USD x Fixed rate	6,346	359,142	(16,308)	537,294
Fixed rate x USD	18,813	292,667	(3,449)	203,320
Fixed rate x Yen	9,804	110,177	-	-
Forward commodities	11,816	171,250	(18,887)	255,341
Commodities	11,816	171,250	(18,887)	255,341
Options	101,076	508,989	(12,595)	456,865
Call of call option	91,449	200,273	-	-
Call of put options	9,627	308,716	-	-
Sale of call options	-	-	(2,525)	353,911
Sales of put options	-	-	(10,070)	102,954
Futures	14,967	5,313,764	(4,196)	2,632,344
Long position	6,243	5,080,419	(1,922)	374,952
DAP	4,200	3,920,357	-	-
DDI	245	287,232	(197)	264,719
DI1	1,795	872,453	-	-
WDO	-	-	(1)	5,157
Currencies - FX	-	-	(1,703)	104,322
Commodities - Abroad	3	377	(21)	754
Short position	8,724	233,345	(2,274)	2,257,392
DDI	-	-	(119)	413,690
DI1	-	-	(1,859)	1,681,667
DOL	9	141,942	(60)	34,941
IND	75	12,237	-	-
WDO	-	-	(219)	126,620
Commodities - Abroad	8,640	79,166	(17)	474
Total	1,233,560	19,828,870	(397,956)	9,339,824

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	12/31/2025
Consolidated	Assets		Liabilities
	Amounts receivable	Nominal value	Amounts payable	Nominal value
Swap	869,232	12,509,027	(264,236)	5,878,802
IPCA x CDI	55,722	179,205	(6,984)	50,930
IPCA x Fixed rate	176	32,950	-	-
CDI x USD	7,157	201,600	-	-
CDI x IPCA	721,822	6,893,412	(219,779)	3,410,393
CDI x Fixed rate	71,245	2,571,538	(18,275)	1,293,345
CDI x CDI	956	1,031,819	-	-
Fixed rate x CDI	10,655	1,158,766	(19,033)	1,019,468
Fixed rate x IPCA	1,499	439,737	(165)	104,666
NDF	32,552	942,256	(46,317)	1,082,966
Currency term	15,629	640,728	(22,390)	739,690
USD x Fixed rate	1,485	78,040	(14,356)	281,355
Fixed rate x USD	10,460	451,469	(8,034)	458,335
Fixed rate x Yen	3,684	111,219	-	-
Forward commodities	16,923	301,528	(23,927)	343,276
Commodities	16,923	301,528	(23,927)	343,276
Options	106,239	270,889	(4,522)	192,425
Call of call option	105,234	181,927	-	-
Call of put option	1,005	88,962	-	-
Sale of call option	-	-	(2,488)	103,789
Sale of put option	-	-	(2,034)	88,636
Futures	15,326	3,421,165	(29,376)	5,357,373
Long position	770	889,134	(29,240)	5,067,269
DAP	10	184,490	(2,549)	3,338,065
DDI	-	-	(7,257)	442,942
DI1	532	665,268	-	16,983
DOL	-	-	(15,656)	977,364
WDO	-	-	(2,580)	180,864
Currencies - FX	-	-	(1,127)	101,776
Commodities - Abroad	228	39,376	(71)	9,275
Short position	14,556	2,532,031	(136)	290,104
DDI	3,275	226,286	-	-
DI1	281	1,488,800	(42)	270,864
IND	-	-	(67)	11,475
WDO	4,247	780,406	-	-
Currencies - FX	3	1,617	-	-
Commodities - Abroad	6,750	34,922	(27)	7,765
Total	1,023,349	17,143,337	(344,451)	12,511,566

Financial collateral given for derivative financial instrument transactions with B3 S.A. are represented by government bonds and totaled R$ 351,797 on June 30, 2026 (R$ 375,419 on December 31, 2025).

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

b.   Comparison between the cost and fair value

	06/30/2026
Parent Company	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	(154)	858	-	704
Total	(154)	858	-	704

Liabilities
Swap	(1,412)	(2,156)	-	(3,568)
Total	(1,412)	(2,156)	-	(3,568)

	12/31/2025
Parent Company	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	(350)	3,361	-	3,011
Total	(350)	3,361	-	3,011

Liabilities
Swap	(1,538)	(128)	-	(1,666)
Total	(1,538)	(128)	-	(1,666)

	06/30/2026
Consolidated	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	220,052	854,987	(4,301)	1,070,738
NDF	49,791	(2,876)	(136)	46,779
Options	95,996	5,476	(396)	101,076
Futures	14,967	-	-	14,967
Total	380,806	857,587	(4,833)	1,233,560
Liabilities
Swap	(542,402)	199,881	-	(342,521)
NDF	(41,203)	2,559	-	(38,644)
Options	(15,466)	2,871	-	(12,595)
Futures	(4,196)	-	-	(4,196)
Total	(603,267)	205,311	-	(397,956)

	12/31/2025
Consolidated	Cost	Unrealized gains/ (losses)	Credit risk adjustment	Fair value
Assets
Swap	324,639	548,217	(3,624)	869,232
NDF	30,113	2,530	(91)	32,552
Options	100,008	6,697	(466)	106,239
Futures	15,326	-	-	15,326
Total	470,086	557,444	(4,181)	1,023,349
Liabilities
Swap	(431,095)	166,859	-	(264,236)
NDF	(45,591)	(726)	-	(46,317)
Options	(5,278)	756	-	(4,522)
Futures	(29,376)	-	-	(29,376)
Total	(511,340)	166,889	-	(344,451)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

c.   Breakdown per maturity

	06/30/2026
Parent Company	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	-	25	134	545	704
Total	-	25	134	545	704

Liabilities
Swap	(155)	(338)	(773)	(2,302)	(3,568)
Total	(155)	(338)	(773)	(2,302)	(3,568)

	12/31/2025
Parent Company	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	-	-	388	2,623	3,011
Total	-	-	388	2,623	3,011

Liabilities
Swap	-	(354)	(730)	(582)	(1,666)
Total	-	(354)	(730)	(582)	(1,666)

	06/30/2026
Consolidated	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	18,358	41,973	158,309	852,098	1,070,738
NDF	20,247	14,835	11,697	-	46,779
Options	11,281	38,938	50,857	-	101,076
Futures	336	8,726	444	5,461	14,967
Total	50,222	104,472	221,307	857,559	1,233,560
Liabilities
Swap	(2,702)	(10,904)	(201,248)	(127,667)	(342,521)
NDF	(13,466)	(15,132)	(10,046)	-	(38,644)
Options	(11,528)	(1,067)	-	-	(12,595)
Futures	(2,101)	(276)	(1,626)	(193)	(4,196)
Total	(29,797)	(27,379)	(212,920)	(127,860)	(397,956)

	12/31/2025
Consolidated	≤03 months	04-12 months	01-03 years	≥03 years	Fair value
Assets
Swap	30,256	91,920	155,534	591,522	869,232
NDF	13,982	5,674	12,896	-	32,552
Options	3,840	35,442	66,957	-	106,239
Futures	9,875	4,217	703	531	15,326
Total	57,953	137,253	236,090	592,053	1,023,349
Liabilities
Swap	(605)	(3,075)	(92,378)	(168,178)	(264,236)
NDF	(17,349)	(17,237)	(11,731)	-	(46,317)
Options	(4,344)	(178)	-	-	(4,522)
Futures	(21,677)	(5,022)	(537)	(2,140)	(29,376)
Total	(43,975)	(25,512)	(104,646)	(170,318)	(344,451)

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

d.   Derivatives offset amount

The BR Partners Group does not have contracts in which the Company or its counterparty has the right to offset the amounts receivable and payable from the separate contracts in the event of default.

e.   Derivatives designated as fair value hedge accounting

	06/30/2026
Strategy	Hedging instrument – fair value (1)	Hedged item – fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(203,251)	204,988	1,423
Total	(203,251)	204,988	1,423

	12/31/2025
Strategy	Hedging instrument – fair value (1)	Hedged item – fair value	Fair value adjustment on hedged item recorded in profit or loss (2)
Interest rate risk
Floating rate funding	(188,825)	213,886	2,358
Total	(188,825)	213,886	2,358

(1)	The Group uses DI and DAP futures contracts, traded on B3 S.A., as a hedging instrument related to the interest rate risk of fixed and floating-rate funding selected for hedging. Daily adjustments related to futures contracts are recorded under “Interest revenues and gains on financial instruments” or “Interest expenses and losses on financial instruments”.
(2)	Balances presented on an accumulated basis for purposes of comparing the changes in the fair value of the instruments versus the hedged item.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

7. Financial asset at amortized cost

Parent Company

There was no balance in the parent company for the period ended June 30, 2025 and year ended December 31, 2025, respectively.

Consolidated	06/30/2026	12/31/2025
Loans (1)	180,583	184,958
Other financial assets at amortized cost	189,771	939,232
- Foreign exchange operations	56	778,918
- Services receivable (2)	165,289	130,532
- Deposits (3)	5,475	5,492
- Other amounts	18,951	24,290
Total	370,354	1,124,190

(1)	Refers to operations with clients of BR Partners Banco de Investimento S.A., represented by Bank Credit Notes and Real Estate Credit Notes.
(2)	Refer to services provided to clients and reimbursements receivable on expenditures defined in the service agreement.
(3)	Refers to a security deposit in the amount of R$ 5,475 (R$ 5,262 as of December 31, 2025) and a labor court deposit in the amount of R$ 0 (R$ 230 as of December 31, 2025).

8. Related-party transactions

The transactions between related parties were carried out in terms equivalent to those prevailing in transactions between independent parties.

	Direct controlling shareholder (1)		Associated companies/subsidiaries (2)		Total
Parent Company	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets/(Liabilities)
Amounts receivable	-	-	51,109	55,496	51,109	55,496
Derivative financial instruments	-	-	(2,864)	1,345	(2,864)	1,345
Fund quotas	-	-	96,846	89,557	96,846	89,557
Amounts payable	(6,009)	(9,421)	(4,387)	-	(10,396)	(9,421)
Result/(Expenses)
Result from derivatives	-	-	(4,212)	1,345	(4,212)	1,345
Income (loss) from investment in investment fund	-	-	7,289	4,892	7,289	4,892

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	Direct controlling shareholder (1)		Associated companies (2)		Key management personnel (3)		Total
Consolidated	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Assets/(Liabilities)
Fund quotas	-	-	96,846	89,557	-	-	96,846	89,557
Time Deposit Certificate (4)	(642)	(1,497)	(14,862)	(10,345)	(3,173)	(2,096)	(18,677)	(13,938)
Amounts payable	(6,009)	(385)	(4,387)	-	-	-	(10,396)	(385)
Result/(Expenses)
Revenue from investment in investment fund	-	-	7,289	4,892	-	-	7,289	4,892
Interest expense	(88)	(54)	(1,064)	(1,678)	(210)	(496)	(1,362)	(2,228)

(1)	BR Partners Holdco Participações S.A.
(2)	Other companies of BR Partners Group, Black River Holdings e Investimentos Ltda., BR Partners Outlet Premium Fundo de Investimento em Participações Multiestratégia Responsabilidade Limitada and BR Partners Fundo de Investimento Financeiro.
(3)	Members of Board of Directors and Executive Board.
(4)	Represented by fundraising by BR Partners Banco de Investimento S.A., maturing up to March 1, 2029 at an average rate of 99.9% of CDI.

Remuneration rates presented above refer to the operations existing on June 30, 2026.

 a.   Remuneration of key personnel

	Three-month period ended		Six-month period ended
Parent Company	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Directors’ fee	944	909	1,862	1,682
Payroll charges	188	155	372	336
Total	1,132	1,064	2,234	2,018

	Three-month period ended		Six-month period ended
Consolidated	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Directors’ fee	14,739	14,941	29,394	26,851
Payroll charges	2,948	2,382	5,879	5,370
Total	17,687	17,323	35,273	32,221

Key management personnel is represented by the Company’s statutory executive board and Board of Directors who, in addition to dividends arising from their interests in BR Partners Holdco Participações S.A. and Black River Holding e Investimentos Ltda., receive remuneration for services rendered at the Company which is recorded under “Personnel expenses”.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

9. Investments in subsidiaries

Parent Company	12/31/2025	Equity in net income of subsidiaries	Other comprehensive income (1)	06/30/2026
BR Partners Assessoria Financeira Ltda.	1,778	7,847	(330)	9,295
BR Partners Assessoria Financeira Rio de Janeiro Ltda.	946	(125)	-	821
BR Partners Mercados de Capitais Ltda.	1,000	35,596	-	36,596
BR Partners Participações Financeiras Ltda.	621,172	369	(8,195)	613,346
BR Partners Gestão de Recursos Ltda.	2,003	18,764	-	20,767
BR Partners Assessoria em Soluções de Capital Ltda.	500	14,771	-	15,271
Total	627,399	77,222	(8,525)	696,096

Parent Company	12/31/2024	Equity in net income of subsidiaries	Other comprehensive income (1)	06/30/2025
BR Partners Assessoria Financeira Ltda.	1,326	18,825	(8)	20,143
BR Partners Mercados de Capitais Ltda.	1,000	19,733	-	20,733
BR Partners Participações Financeiras Ltda.	691,344	22,244	2,441	716,029
BR Partners Gestão de Recursos Ltda.	2,000	24,360	-	26,360
BR Partners Assessoria em Soluções de Capital Ltda.	500	1,733	-	2,233
Total	696,170	86,895	2,433	785,498

(1) Represented by reflective equity valuation adjustments recorded at BR Partners Banco de Investimento S.A. and BR Partners Assessoria Financeira Ltda.

10.  Other amounts payable

	Parent Company		Consolidated
	06/30/2026	12/31/2025	06/30/2026	12/31/2025
Dividends payable	19,284	385	19,284	385
Amounts payable to related companies	106	9,036	-	-
Lease liabilities (1)	-	-	35,008	32,568
Provision for personnel expenses	75	23	6,586	3,859
Provision for surety bonds provided(2)	-	-	474	197
Future year earnings	-	-	1,944	2,419
Other	-	-	6,179	3,263
Total	19,465	9,444	69,475	42,691

(1)	The Group leases floors of a commercial building for a period of 10 years. As of June 30, 2026 and December 31, 2025, the non-cancelable minimum lease amounts are presented between 1 and 10 years.
(2)	Refers to commissions on endorsements and sureties currently found in the credit portfolio of BR Partners Banco de Investimento S.A. (Note 19.a).

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

11.  Financial liabilities

a. Financial assets at fair value through profit or loss

	Fair value/Book value
Consolidated	06/30/2026	12/31/2025
Obligations for loans of financial instruments	32,983	33,222
Total	32,983	33,222

b. Amortized cost

Consolidated	Up to 3 months	4 - 12 months	01-03 years	> 3 years	06/30/2026	12/31/2025
Client deposits	276,916	529,000	287,004	1,200	1,094,120	1,637,964
- Time deposit (1)	276,916	529,000	275,513	1,200	1,082,629	1,626,884
- Interbank deposits	-	-	11,491	-	11,491	11,080
Repurchase agreements	11,778,276	-	-	-	11,778,276	9,938,917
- Government bonds (2)	10,639,997	-	-	-	10,639,997	9,066,958
- Private securities (2)	1,138,279	-	-	-	1,138,279	871,959
Funds from securities issued	280,899	1,044,576	1,933,434	740,729	3,999,638	3,703,658
- Financial bills (3)	280,899	1,044,576	1,933,434	-	3,258,909	2,993,031
- Subordinated Financial Bills Eligible for Capital – Level II (4)	-	-	-	292,096	292,096	274,452
- Subordinated Financial Bills Eligible for Complementary Capital (5)	-	-	-	448,633	448,633	436,175
Other financial liabilities	266	-	-	-	266	781,663
- Obligations with foreign exchange purchase (6)	266	-	-	-	266	781,663
Total	12,336,357	1,573,576	2,220,438	741,929	16,872,300	16,062,202

(1)	For fixed-rate Bank Deposit Certificates (“CDB”), the remuneration rate is between 9.92% and 16.49% p.a. and for floating-rate CDBs, the remuneration rate is between 96.1% and 113.8% of the DI, 100% of DI + 0.05% to 2.50% p.a. and IPCA + 4.87% and 9.18% p.a.
(2)	For repurchase agreements linked to government bonds (“NTN-B”, “NTN-F” and “LTN”), the yield rate is 14.15% p.a. and, for private securities (Debentures, CRI and CRA), the average yield rate is 93.9% of DI.
(3)	For fixed-rate Financial Bills (“LF”), the remuneration rate is 11.38% p.a., and for floating-rate LFs the remuneration rate is between 100% and 109.57% of the DI + 0.49–2.94% p.a. and 100% of the IPCA + 6.39– 6.58% p.a.
(4)	For fixed Subordinated Financial Bills Eligible to Capital (“LFSN”), the remuneration rate is 11.38%, and for floating-rate LFSN the remuneration rate is between 100% and 109.6% of the DI, 100% of DI + 1–2.94% and 100% of the IPCA + 6.39%.
(5)	The Perpetual Subordinated Financial Bills, eligible for the composition of the complementary capital, are remunerated at floating rates of 100% of the DI + 1.80–2.50% p.a.
(6)	Refers to the obligation linked to a purchased foreign exchange contract, whose settlements occurred on July 1 and 2, 2026.

Remuneration rates presented above refer to the operations existing on June 30, 2026.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

12.  Shareholders’ equity

a.   Share capital

The Company’s share capital, fully subscribed and paid in totaling R$ 674,940 at June 30, 2026 (R$ 674,940 at December 30, 2025), is represented by 314,987 shares: 200,546 registered, book-entry common shares with no par value and 114,441 registered preferred, book-entry shares with no par value as of June 30, 2026 and December 31, 2025.

b.   Profit reserve

The legal reserve is increased annually by an allocation of 5% of net income for the year, and may not exceed 20% of the Company’s share capital. The purpose of the legal reserve is to guarantee that the share capital is paid up and it is used solely to offset losses and increase capital. Other profit reserves refer to the retention of the remaining balance of retained earnings, pursuant to article 196 of Brazil’s Corporation Act.

c.   Net earnings per share

Basic earnings per share are calculated by dividing profit attributable to the Company’s shareholders by the weighted average number of common shares for the period.

For the periods ended June 30, 2026 and 2025, there are no potential common and preferred shares in the Group for dilution purposes. Therefore, the basic and diluted earnings per share are the same.

	3-month period ended		6-month period ended
	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income (loss) attributable to the Company’s shareholders	35,087	45,192	72,801	88,315
Weighted average of shares issued	314,987	314,987	314,987	314,987
Basic earnings and diluted per share (in Reais)	0.11	0.14	0.23	0.28

d.   Dividends

Shareholders will be entitled to a non-cumulative mandatory minimum dividend, corresponding to 25% of the adjusted net income, as set forth in the Article 191 of Brazil’s Corporation Act, reduced or increased by the amounts provided for in item I of Article 202 of the Brazil’s Corporation Act and subject to the provisions of item II and III of the same article, as applicable.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

13.  Result by line of business

The following summary discloses the service revenues (revenue from contracts with customers) and the other accounting items that composes the consolidated total revenue disaggregated by line of business:

	Three-month period ended June 30, 2026
Business line	Service revenues	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	81,138	-	81,138
Treasury Sales & Structuring	10	18,520	18,530
Investments and Wealth Management	4,764	-	4,764
Capital Remuneration	-	25,667	25,667
Total	85,912	44,187	130,099

	Three-month period ended 06/30/2025
Business line	Service revenues	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	73,888	-	73,888
Treasury Sales & Structuring	-	23,890	23,890
Investments and Wealth Management	3,844	-	3,844
Capital Remuneration	-	37,667	37,667
Total	77,732	61,557	139,289

	Six-month period ended June 30, 2026
Business line	Service revenues	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	165,200	-	165,200
Treasury Sales & Structuring	34	37,068	37,102
Investments and Wealth Management	8,874	-	8,874
Capital Remuneration	-	53,730	53,730
Total	174,108	90,798	264,906

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	Six-month period ended 06/30/2025
Business line	Service revenues	Net interest revenue (expense) and gains (losses) on financial instruments	Total
Investment Banking and Capital Market	152,374	-	152,374
Treasury Sales & Structuring	-	41,095	41,095
Investments and Wealth Management	7,224	-	7,224
Capital Remuneration	-	66,082	66,082
Total	159,598	107,177	266,775

14.  Net interest revenue (expense) and gains (losses) on financial instruments

	Three-month period ended
Parent Company	06/30/2026	06/30/2025
- Income from financial assets at fair value through profit or loss	597	5,388
- Expenses with financial assets at fair value through profit or loss	(3,263)	(93)
Net interest revenue (expense) and gains (losses) on financial instruments	(2,666)	5,295

	Six-month period ended
Parent Company	06/30/2026	06/30/2025
- Income from financial assets at fair value through profit or loss	10,405	5,730
- Expenses with financial assets at fair value through profit or loss	(6,307)	4,437
Net income (loss) from interest and gains on financial instruments	4,098	10,167

	Three-month period ended
Consolidated	06/30/2026	06/30/2025
Interest revenues
- Income from loans and other credits	6,555	19,386
- Income from guarantees granted	636	459
Financial instruments
- At amortized cost	-	3,999
- At fair value through profit or loss	592,218	506,065
Total interest revenues	599,409	529,909

Interest expenses
- Funding expenses	(232,542)	(441,773)
- Positive fair value - funding (Hedged Item)	487	420
Financial instruments
- At fair value through profit or loss	(538,147)	45,895
Total interest expenses	(770,202)	(395,458)

Net gains (losses) from operations in foreign currency
Foreign exchange income	(3,238)	(2,131)
Foreign exchange expenses	1,189	3,254
Total	(2,049)	1,123

Gains (losses) on derivative transactions
Income from derivative operations	1,504,640	2,573,712
Expenses on derivative operations	(1,287,611)	(2,647,729)
Total	217,029	(74,017)

Net income (loss) from interest and gains on financial instruments	44,187	61,557

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

	Six-month period ended
Consolidated	06/30/2026	06/30/2025
Interest revenues
- Income from loans and other credits	14,518	38,416
- Income from guarantees granted	1,255	967
Financial instruments
- At amortized cost	-	7,541
- At fair value through profit or loss	1,460,050	1,035,520
Total interest revenues	1,475,823	1,082,444

Interest expenses
- Funding expenses	(465,033)	(823,744)
- Positive (negative) fair value - funding (Hedged Item)	(935)	1,625
Financial instruments
- At fair value through profit or loss	(1,203,572)	(57,793)
Total interest expenses	(1,669,540)	(879,912)

Net gains (losses) from operations in foreign currency
Foreign exchange income	13,364	17,433
Foreign exchange expenses	(13,965)	(15,190)
Total	(601)	2,243

Gains (losses) on derivative transactions
Income from derivative operations	3,386,794	3,865,942
Expenses on derivative operations	(3,101,678)	(3,963,540)
Total	285,116	(97,598)

Net income (loss) from interest and gains on financial instruments	90,798	107,177

15.  Administrative expenses

	Three-month period ended		Six-month period ended
Parent Company	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Outsourced service expenses	949	1,400	1,451	4,873
Financial system expenses	97	282	193	403
Data processing expenses	30	29	60	58
Other tax expenses	34	40	203	49
Other expenses	272	96	627	320
Total	1,382	1,847	2,534	5,703

	Three-month period ended		Six-month period ended
Consolidated	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Outsourced service expenses	12,070	5,921	38,237	19,776
Data processing expenses	3,381	2,782	6,722	5,519
Amortization and depreciation expenses	2,558	2,414	5,095	4,899
Financial system service expenses	1,475	1,834	2,624	3,603
Rent expenses	1,240	1,062	2,501	2,593
Other tax expenses	1,953	916	3,622	2,061
Other expenses	5,321	5,101	10,307	9,199
Total	27,998	20,030	69,108	47,650

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

16.  Tax expenses

	Three-month period ended		Six-month period ended
Consolidated	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Revenues from services rendered
- PIS	582	679	1,220	1,378
- COFINS	2,884	3,423	5,879	6,830
- ISS	3,825	3,794	8,186	7,811
Income (loss) from financial instruments net of interest
- PIS	304	413	310	777
- COFINS	1,870	2,543	1,913	4,797
Total	9,465	10,852	17,508	21,593

17.  Income taxes

a.   Current and deferred taxes

	Three-month period ended		Six-month period ended
Parent Company	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Income (loss) before income tax	34,949	45,057	75,279	88,359
Rate (25% Income Tax (IR) and 9% Social Contribution (CSLL))	(11,883)	(15,319)	(25,595)	(30,042)
Effect of additions and deductions on the calculation of taxes
- Permanent additions/(exclusions)	(1,108)	(32)	(2,145)	(666)
- Temporary differences without recording deferred tax assets	39	(102)	1	2,147
- Additions/(exclusions) – Undistributed earnings in equity method investees	13,819	14,680	26,256	29,544
Deferred - Formation/(reversal) for the period	-	136	-	(44)
Tax loss and negative basis	(729)	773	(995)	(983)
Income tax and social contribution in the periods	138	136	(2,478)	(44)

	Three-month period ended		Six-month period ended
Consolidated	06/30/2026	06/30/2025	06/30/2026	06/30/2025
Net income (loss) before income tax and social contribution	41,766	63,864	85,522	118,107
Total income tax and social contribution charge at current rates	(14,201)	(21,714)	(29,078)	(40,156)
Effect of additions and exclusions on the calculation of taxes:
- Permanent additions/(exclusions)	475	742	(229)	1,548
- Temporary differences without recording deferred tax assets	40	35	1	199
- Other assets (1)	7,007	2,265	16,585	8,617
Income tax and social contribution in the periods	(6,679)	(18,672)	(12,721)	(29,792)
Effective rate	16%	29.2%	14.9%	25.2%
Deferred income tax and social contribution	(2,939)	(5,883)	(2,482)	(13,195)
Current income tax and social contribution	(3,740)	(12,789)	(10,239)	(16,597)
Income tax and social contribution in the periods	(6,679)	(18,672)	(12,721)	(29,792)

(1)	Basically includes: (i) adjustment for the different rates of non-financial companies taxed based on the presumed profit (BR Partners Gestão de Recursos Ltda., BR Partners Mercados de Capitais Ltda., BR Partners Assessoria em Soluções de Capital Ltda., BR Partners Corretora de Seguros Ltda. and BR Partners Assessoria Financeira Rio de Janeiro Ltda.); and (ii) difference in the financial institution’s tax rate.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

b.   Deferred tax assets and liabilities

Parent Company	12/31/2025	Formation	Realization / (Write-off)	06/30/2026
Tax loss and negative social contribution basis	5,607	-	-	5,607
Total deferred tax assets	5,607	-	-	5,607
Deferred tax obligations on fair value of financial assets	15,656	2,758	(280)	18,134
Total deferred liabilities	15,656	2,758	(280)	18,134
Tax credits net of deferred tax liabilities	(10,049)	(2,758)	280	(12,527)

Parent Company	12/31/2024	Formation	Realization / (Write-off)	06/30/2025
Tax loss and negative social contribution basis	3,060	2,595	(691)	4,964
Total deferred tax assets	3,060	2,595	(691)	4,964
Deferred tax obligations on fair value of financial assets	20,840	2,176	(228)	22,788
Total deferred liabilities	20,840	2,176	(228)	22,788
Tax credits net of deferred tax liabilities	(17,780)	419	(463)	(17,824)

Consolidated	12/31/2025	Formation	Realization / (Write-off)	06/30/2026
Temporary differences	13,504	937	(2,110)	12,331
Adjustment to fair value of financial assets recorded in other comprehensive income	8,874	10,313	(3,608)	15,579
Tax loss and negative social contribution basis	70,047	86,765	(10,129)	146,683
Total deferred tax assets	92,425	98,015	(15,847)	174,593
Deferred tax obligations on fair value of financial assets	169,272	99,926	(25,026)	244,172
Deferred IRPJ and CSLL on revenue on the cash basis	6,824	6,800	(3,755)	9,869
Total deferred liabilities	176,096	106,726	(28,781)	254,041
Total net deferred tax assets and liabilities	(83,671)	(8,711)	12,934	(79,448)

Consolidated	12/31/2024	Formation	Realization / (Write-off)	06/30/2025
Temporary differences	33,178	10,466	(20,095)	23,549
Adjustment to fair value of financial assets recorded in other comprehensive income	7,626	2,922	(4,919)	5,629
Tax loss and negative social contribution basis	54,835	36,522	(34,539)	56,818
Total deferred tax assets	95,639	49,910	(59,553)	85,996
Deferred tax obligations on fair value of financial assets	141,816	43,242	(36,101)	148,957
Deferred IRPJ and CSLL on revenue on the cash basis	6,283	4,924	(6,516)	4,691
Total deferred liabilities	148,099	48,166	(42,617)	153,648
Total net deferred tax assets and liabilities	(52,460)	1,744	(16,936)	(67,652)

18.  Operating segments

The Group has a single reportable segment as of June 30, 2026 and December 31, 2025. This segment offers investment banking services, which are administered and managed according to the products offered. Thus, there are no differences from the last consolidated annual financial statements in terms of the segmentation basis.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

19.  Other information

a.   Guarantees, endorsements, and sureties

	06/30/2026	12/31/2025
Bank guarantees provided	171,233	158,899
Provision for expected losses	(474)	(197)
Total	170,759	158,702

b.   Contingencies

Tax provision

In the tax level, there are no lawsuits whose risk of loss is probable or possible in the period June 30, 2026 and year ended December 31, 2025, respectively.

Civil provision

In the civil level, there are no lawsuits whose risk of loss is probable or possible in the period June 30, 2026 and year ended December 31, 2025, respectively.

Labor provision

In the labor level, there are no lawsuits whose risk of loss is probable or possible in the period June 30, 2026. As of December 31, 2025, lawsuits with probable risk of loss amounted to R$ 556, and there were no lawsuits classified as possible risk of loss.

c. Third party fund management (unaudited)

The assets under management and the assets under advisory services managed by the Company are shown below:

	Amount under management
Type	06/30/2026	12/31/2025
FIM – Multimarket Investment Fund	2,337,672	2,107,961
Fundo de Investimento em Participações	654,999	630,725
International Investment Fund	700,431	699,269
Domestic Managed Portfolios	414,061	308,589
International Managed Portfolios	2,070,517	2,194,309

d. New and revised CPCs / IFRSs and laws issued and not yet applicable

The following amendments to standards were issued by the IASB but are not effective for the quarter ended June 30, 2026. The early adoption of pronouncements, although encouraged by the IASB, is not allowed in Brazil by the Accounting Pronouncement Committee (CPC). At the date of authorization of these financial statements, the Group has not adopted the new and revised IFRSs/CPCs below.

●	CPC 51 / IFRS 18 “Presentation and disclosure in financial statements”: IFRS 18 replaces IAS 1 – Presentation of Financial Statements, carrying over several unchanged requirements from IAS 1 (equivalent to CPC 26) and supplementing them with the new requirements. In addition, some paragraphs of IAS 1 have been moved to IAS 8 – Accounting Policies, Changes in Estimates and Errors and IFRS 7 – Financial Instruments: Disclosures. The IASB has also implemented minor changes to IAS 7 – Statement of Cash Flows and IAS 33 – Earnings per Share.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

The new requirements of CPC 51/IFRS 18 are:

-	Present specific categories and subtotals defined in the statement of profit or loss;

-	Present disclosures on the performance measures defined by Management (MPMs - Management-defined Performance Measures) in the notes to the financial statements;

-	Improvements linked to information aggregation and disaggregation requirements.

The Group must adopt CPC 51 / IFRS 18 for annual reporting periods beginning on or after January 1, 2027. The amendments to IAS 7 and IAS 33, as well as the revised IAS 8 and IFRS 7, becomes effective when the Group applies CPC 51 / IFRS 18.

This pronouncement requires retrospective application with specific transition provisions.  The Accounting Pronouncement Committee in Brazil approved on October 10, 2025, the mandatory adoption of the technical pronouncement through CPC 51 – Presentation and Disclosure in Financial Statements, which corresponds to the international Pronouncement IFRS 18 – Presentation and Disclosure in Financial Statements.

The Company’s Management is in the process of assessing the potential effects and impacts of the pronouncement on the primary financial statements and respective disclosures.

●	CPC 45 / IFRS 19 “Subsidiaries without public accountability”: this pronouncement allows an eligible subsidiary to provide reduced disclosures when applying IFRS Accounting Standards in its financial statements. The new pronouncement must not have a significant impact on BR Partners’ parent company and consolidated financial statements.

These new changes should not impact the Group’s parent company and consolidated financial statements.

●	The Constitutional Amendment 132/2023 and the Complementary Law 214/2025 established the Tax Reform in Brazil, with a transition period starting in 2026 and concluding by 2033. The new model replaces the taxes PIS, COFINS, ICMS, ISS, and part of IPI with three new taxes, namely CBS, IBS and IS.

20.  Financial instruments – Fair value

i.  Accounting classification and fair values

Fair value is classified for by the Company in accordance with the evaluation method of financial instruments. The different levels were defined as follow:

●	Level 1: prices quoted (unadjusted) in active markets for assets and liabilities defined;

●	Level 2: the evaluation uses information, in addition to quoted prices included in Level 1, information included in level 1 that are observable in the market for the asset or liability, either directly (prices) or indirectly (derived from prices);

●	Level 3: the evaluation uses significant information which is not based on observable market data, i.e., non-observable inputs built by the Company’s Management.

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

A summary of the fair value hierarchy of assets and liabilities at fair value, classified according to the Company’s pricing methodology is presented below:

Parent Company	Level 1	Level 2	Level 3	06/30/2026
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	96,846	96,846
- Derivative financial instruments	-	704	-	704
Total	-	704	96,846	97,550

Parent Company	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Investment fund quotas	-	-	89,557	89,557
- Derivative financial instruments	-	3,011	-	3,011
Total	-	3,011	89,557	92,568

Consolidated	Level 1	Level 2	Level 3	06/30/2026
Financial assets at fair value through profit or loss
- Government bonds	13,121,463	-	-	13,121,463
- Private securities	-	169,811	-	169,811
- Investment fund quotas	-	20,419	96,846	117,265
- Derivative financial instruments	14,967	1,046,470	172,123	1,233,560

Financial assets at fair value through other comprehensive income
- Private securities	-	1,413,379	-	1,413,379
- Investment fund quotas	-	1,573,079	-	1,573,079
Total assets at fair value	13,136,430	4,223,158	268,969	17,628,557

Financial liabilities at fair value through profit or loss
- Liability for the sale of financial instruments	32,983	-	-	32,983
- Derivative financial instruments	4,196	376,556	17,204	397,956
Total liabilities at fair value	37,179	376,556	17,204	430,939

Consolidated	Level 1	Level 2	Level 3	12/31/2025
Financial assets at fair value through profit or loss
- Government bonds	11,369,995	-	-	11,369,995
- Private securities	-	174,349	-	174,349
- Investment fund quotas	78,749	-	89,557	168,306
- Derivative financial instruments	15,326	868,828	139,195	1,023,349

Financial assets at fair value through other comprehensive income
- Private securities	-	1,385,470	-	1,385,470
- Investment fund quotas	259,072	1,664,213	-	1,923,285
Total assets at fair value	11,723,142	4,092,860	228,752	16,044,754

Financial liabilities at fair value through profit or loss
- Liability for the sale of financial instruments	33,222	-	-	33,222
- Derivative financial instruments	29,376	294,129	20,946	344,451
Total liabilities at fair value	62,598	294,129	20,946	377,673

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

 ii.   Valuation techniques and unobservable assumptions

- Financial assets measured at fair value - Level 2

●	Financial assets at fair value through profit or loss and other comprehensive income:

The fair value of government bonds is determined through mark-to-market (MtM) using the current sector rates and curves. For private securities, the fair value is calculated by projecting the future value — based on the contractual indexes (Prefixed, CDI, IPCA, IGPM) — discounted to present value using the respective market curves until maturity.

●	Derivative financial instruments (Swap and NDF):

The fair value of Swaps is determined by the present value of estimated future cash flows, using interbank interest rates and market future prices. The calculation includes credit risk adjustments for the counterparty and the Group itself (CDS spreads or traded bonds). In the case of cash flow Swaps, the MtM consolidates the present value of each parent company installment individually. For NDFs, the fair value is obtained by projecting the future price of the underlying asset until maturity, discounted to present value using the current market reference rates.

- Financial asset measured at fair value - Level 3

●	Equity investment fund quotas: The fair value is measured by the present value of the expected future payments, using discount rates adjusted for risk. For investments in real estate and commercial equity, the model is based on unobservable assumptions (Level 3), such as projections of results, growth, and inflation. The evaluation is sensitive to variations: higher cash flows or lower discount rates increase the estimated fair value, and vice versa.

●	Derivative financial instruments (options and swap): The fair value of options is composed of the intrinsic value (difference between the asset price and the strike price) and the time value (potential for appreciation until expiration). The measurement uses unobservable data (Level 3), such as expected volatility, interest rates, dividends, and internal funding rates. The award is sensitive to variations in these inputs: higher volatility, time to expiration, or dividends generally increase the fair value, while the time value converges to zero at expiration. The adjustments to fair value arising from the financing costs of certain swap contracts reflect changes in the fair value of said contracts given their cash flow profile over time and/or the guarantees provided. The unobservable data used for the swaps is related to the internal funding rate.

iii.   Reconciliation of Level 3 fair values

The following table presents a reconciliation of the opening and closing balances of financial instruments classified as Level 3 at fair value:

a. Investment fund quotas	FVTPL Outlet	FVTPL BR FIM	Total
Balance at December 31, 2024	87,955	29,940	117,895
Amortization of principal	(13,089)	-	(13,089)
Receipt of interest	(20,140)	-	(20,140)
Net change in fair value	948	3,943	4,891
Balance at December 31, 2025	55,674	33,883	89,557
Net change in fair value	5,162	2,127	7,289
Balance at June 30, 2026	60,836	36,010	96,846

BRBI BR Partners S.A.

Notes to the financial statements

(In thousands of reais, unless otherwise indicated)

b. Derivative financial instruments

Options	FVTPL – Options (Assets)	FVTPL - Options (Liabilities)
Balance at December 31, 2024	18,817	(17,837)
Premiums paid (received)	106,238	(4,522)
Net change in fair value	(18,816)	17,837
Balance at December 31, 2025	106,239	(4,522)
Premiums paid (received)	95,996	(15,466)
Net change in fair value	(101,159)	7,393
Balance at June 30, 2026	101,076	(12,595)

Swap	Assets	Liabilities
Cost	(37,795)	(19,702)
Adjustment to fair value	39,353	(8,250)
Adjustment to fair value (level 3 input)	31,443	11,528
Counterparty’s credit risk adjustment	(45)	-
Balance at December 31, 2025	32,956	(16,424)

Cost	(82,319)	(35,444)
Adjustment to fair value	107,431	11,989
Adjustment to fair value (level 3 input)	45,803	6,251
Counterparty’s credit risk adjustment	132	-
Balance at June 30, 2026	71,047	(17,204)

Fair value variation (level III) during the period (funding value adjustment)	14,360	(5,277)

Total of level 3 derivative financial instruments at December 31, 2025	139,195	(20,946)
Total of level 3 derivative financial instruments at June 30, 2026	172,123	(29,799)

iv.   Sensitivity analysis of financial assets classified as Level 3

Sensitivity analysis for financial instruments classified as Level 3 is essential to understand the uncertainty associated with fair value estimates. These instruments are measured based on unobservable market data, which significantly implies a high level of judgment and estimation by management.

For the performance of the analysis, we consider the main assumptions that influence fair value, such as discount rates, volatility, average internal funding rates and other factors specific to financial instruments. For example, a change in the discount rate can have a substantial impact on fair value, reflecting changes in market conditions or economic expectations.

Furthermore, the volatility of the prices of the underlying assets can directly affect the valuation of financial instruments classified as Level 3. Greater volatility can increase uncertainty and, consequently, the range of possible changes in fair value.

Other factors, such as changes in economic conditions or the regulatory environment, can also influence fair value estimates. Management monitors these matters and adjusts the valuation as necessary to make sure that the values have been adequately reported reflecting market conditions and associated risks, as well as the interrelationships that exist between these variables and the fair value of the financial instruments.

During the period ended June 30, 2026 and 2025, there were no changes in the measurement method of financial assets and liabilities that would imply the reclassification of assets and liabilities between different levels of the fair value hierarchy.

STATEMENT OF EXECUTIVE BOARD ON THE INDEPENDENT AUDITORS’ REPORT ON REVIEW OF CONDENSED PARENT COMPANY AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item V of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the opinions expressed in the independent auditors’ report on this condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the three- and six-month period ended June 30, 2026.

São Paulo (SP), August 4, 2026

José Flávio Ferreira Ramos

Chief Financial Officer

STATEMENT BY THE EXECUTIVE BOARD ON CONDENSED PARENT COMPANY AND CONSOLIDATED INTERIM FINANCIAL INFORMATION

Pursuant to Article 27, §1, item VI of CVM Resolution 80, of March 29, 2022, we hereby declare that: i) we are responsible for the information contained in this file; and ii) we reviewed, discussed and agreed with the condensed parent company and consolidated interim financial information of BRBI BR Partners S.A. (“Company”) for the three- and six-month period ended June 30, 2026.

São Paulo (SP), August 4, 2026

José Flávio Ferreira Ramos

Chief Financial Officer